Filed Pursuant to Rule 424(b)(2)
Registration Statement Number 333-163632

Pricing Supplement to the Prospectus dated January 11, 2010 and the
Prospectus Supplement dated January 11, 2010
Royal Bank of Canada
$13,745,000
Leveraged Equity Index-Linked Notes Due November 7, 2012
(Linked to the MSCI EAFE Index)

The notes do not bear interest.  The notes are senior unsecured debt securities issued by Royal Bank of Canada.  The amount that you will be paid on your notes on the maturity date (November 7, 2012, subject to adjustment) is based on the performance of the MSCI EAFE Index as measured from the trade date to the valuation date (October 31, 2012, subject to adjustment). If the index return (defined below) is negative, you could lose all or a substantial portion of your investment in the notes.  Additionally, the amount you may receive on your notes at maturity is subject to a maximum settlement amount of $1,328.50.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index level (determined on the valuation date, subject to adjustment) from the initial index level (1,635.28), which we refer to as the index return.  The index return may reflect a positive return (based on any increase in the index level over the life of the notes) or a negative return (based on any decrease in the index level over the life of the notes).  On the maturity date, for each $1,000 face amount of your notes:

•
If the index return is positive (the final index level is greater than the initial index level), you will receive an amount in cash equal to the sum of: (i) $1,000 plus (ii) the product of $1,000 times the participation rate of 300% times the index return, subject to the maximum settlement amount;

•
If the index return is zero or (the final index level is less than or equal to the initial index level), you will receive an amount in cash equal to the sum of: (i) $1,000 plus (ii) the sum of the index return times $1,000.  This amount will be less than $1,000 if the final index level is less than the initial index level.

The amount you will be paid on your notes on the maturity date will not be affected by the closing level of the index on any day other than the valuation date.  You could lose your entire investment in the notes.  A percentage decrease between the initial index level and the final index level will reduce the payment you will receive, if any, on the maturity date below the face amount of the notes, and could potentially be $0.  Further, the maximum payment that you could receive on the maturity date with respect to each $1,000 face amount note is limited to the maximum settlement amount of $1,328.50.  In addition, the notes do not pay interest, and no other payments on the notes will be made prior to the maturity date.  The notes also will not be listed on any securities exchange.
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Your investment in the notes involves certain risks.  In particular, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of the notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for the notes may be, significantly less than the price to the public set forth below.  See “Risk Factors” beginning on page PS-9 of this pricing supplement to read about certain factors that you should consider before investing in the notes.

Issue Date: November 10, 2010	Underwriting Discount: 0.25% of the face amount
Issue Price: 100% of the face amount	Net Proceeds to Us: 99.75% of the face amount
Price to the Public: 100% of the face amount

The issue price, price to the public, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the trade date but prior to the issue date, at an issue price, price to the public, underwriting discount and net proceeds that differ from the amounts set forth above.
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None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the notes or passed upon the accuracy of this pricing supplement.  Any representation to the contrary is a criminal offense.

The notes will not constitute deposits that are insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.
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 “MSCI” and “MSCI EAFE Index” are service marks of Morgan Stanley Capital International Inc. (“MSCI”), and have been licensed for our use.  The notes are not sponsored, endorsed, sold or promoted by MSCI, and MSCI does not make any representation regarding the advisability of investing in the notes.

GOLDMAN, SACHS & CO.

Pricing Supplement dated November 3, 2010

SUMMARY

This section is meant as a summary and should be read in conjunction with the accompanying prospectus supplement and prospectus to help you understand the notes.  This pricing supplement, together with the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials relating to the notes, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials.  In the event of any inconsistency or conflict between the terms set forth in this pricing supplement and the prospectus supplement or prospectus, the terms contained in this pricing supplement will control.

An investment in the notes entails significant risks relating to the notes that are not associated with similar investments in a conventional debt security, including those described below.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in this pricing supplement and “Risk Factors” beginning on page S-1 of the prospectus supplement and page 6 of the prospectus.  We urge you to consult your investment, legal, tax, accounting and other advisors.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Royal Bank of Canada and all references to “$” or “dollar” are to United States dollars.

Issuer:	Royal Bank of Canada

Index:	MSCI EAFE Index (Bloomberg symbol, “MXEA” or successor page)

Specified Currency:	U.S. dollars (“$”)

Principal Amount:	$13,745,000

We may decide to sell additional notes after the trade date but prior to the issue date at a price that differs from the price to the public set forth below.

Face Amount:	Each note will have a face amount equal to $1,000.

Redemption Amount at Maturity:	On the maturity date, we will pay for each $1,000 face amount of the notes, an amount in cash determined by the calculation agent as follows:

• If the final index level is greater than or equal to the cap level, the maximum settlement amount;

•
If the final index level is greater than the initial index level but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the index return; or

•
If the final index level is less than or equal to the initial index level, the sum of: (1) the $1,000 face amount plus (2) the index return times the $1,000 face amount.  If the final index level is less than the initial index level, the redemption amount will be less than the principal amount you invested in the notes, and you will lose some or all of your investment in the notes.

Initial Index Level:	1,635.28.

Final Index Level:	The closing level of the index on the valuation date, as determined by the calculation agent in accordance with the terms of this pricing supplement.

Index Return:

Participation Rate:	300%

Cap Level:	110.95% of the initial index level.

Maximum Settlement Amount:	For each $1,000 of the face amount, $1,328.50.

Trade Date:	November 3, 2010.

Issue Date:	November 10, 2010.

Maturity Date:	November 7, 2012, subject to adjustment as described in more detail below under “Description of the Notes—Maturity Date” and “Description of the Notes—Market Disruption Events.”

Valuation Date:	October 31, 2012, subject to postponement as described in more detail below under “Description of the Notes—Valuation Date” and “Description of the Notes—Market Disruption Events.”

Issue Price:	100% of the face amount.

Price to the Public:	100% of the face amount.

Interest:	The notes will not bear interest.

Business Day:	Any day, other than a Saturday or a Sunday, on which commercial banks are open for business in the city of New York, New York.

Trading Day:	A trading day with respect to the index means any day on which the sponsor of the index is open for business and the closing level of the index is calculated and published by MSCI.

Denominations:	The notes will be issued in minimum denominations of $1,000 and integral multiples thereof. The notes may only be transferred in amounts of $1,000 and increments of $1,000 thereafter.

No Listing:	The notes will not be listed on any securities exchange.

Calculation Agent:	Goldman, Sachs & Co.

Dealer:	Goldman, Sachs & Co.

U.S. Tax Treatment:
By purchasing a note, you agree with Royal Bank of Canada, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your note as a pre-paid cash-settled derivative contract with respect to the index, as described in more detail in the section “U.S. Federal Income Tax Consequences.”

CUSIP:	78009M504

ISIN:	US78009M5040

FDIC:	The notes will not constitute deposits that are insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation or any other governmental agency.

Hypothetical Examples

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final index levels on the valuation date could have on the redemption amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final index levels that are entirely hypothetical. No one can predict what the index level will be on any day during the life of your notes, and no one can predict what the final index level will be on the valuation date. The index has been highly volatile in the past—meaning that the index level has changed considerably in relatively short periods—and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in any secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates and the volatility of the index. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Risk Factors—Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of the Notes on the Trade Date (as Determined by Reference to Pricing Models Used by the Dealer) Is Significantly Less than the Issue Price” below. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face Amount	$1,000

Cap Level	110.95% of the initial index level

Maximum Settlement Amount	$1,328.50

Participation Rate	300%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled valuation date.

No change affecting any of the index stocks or the method by which MSCI calculates the index.

Notes purchased on the original issue date and held to the stated maturity date.

For these reasons, the actual performance of the index over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical index levels shown elsewhere in this pricing supplement. For information about the historical levels of the index during recent periods, see “The MSCI EAFE Index—Historical Performance of the Index” below.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.

The levels in the left column of the table below represent hypothetical final index levels and are expressed as percentages of the initial index level. The amounts in the right column represent the hypothetical redemption amounts, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-hundredth of a percent). Thus, a hypothetical redemption amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level) and the assumptions noted above.

Hypothetical Final Index Level	Hypothetical Redemption Amount
(as a Percentage of the Initial Index Level)	(as a Percentage of the Face Amount)
150.00%	132.85%
140.00%	132.85%
130.00%	132.85%
120.00%	132.85%
110.95%	132.85%
109.00%	127.00%
106.00%	118.00%
103.00%	109.00%
100.00%	100.00%
75.00%	75.00%
50.00%	50.00%
25.00%	25.00%
0.00%	0.00%

If, for example, the final index level were determined to be 25.00% of the initial index level, the redemption amount that we would deliver on your notes at maturity would be 25.00% of the face amount of your notes, as shown in the hypothetical redemption amount column of the table above.  As a result, if you purchased your notes on the issue date and held them to the maturity date, you would lose 75.00% of your investment.

If the final index level were determined to be 150.00% of the initial index level, the redemption amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 132.85% of the face amount of your notes, as shown in the hypothetical redemption amount column of the table above.  As a result, if you purchased your notes on the issue date and held them to the maturity date, you would not benefit from any increase in the final index level over 132.85% of the initial index level.

The following chart also illustrates the hypothetical redemption amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the maturity date, if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown on the horizontal axis.  The chart shows that any hypothetical final index level (expressed as a percentage of the initial index level) that is less than the initial index level (the section left of the 100.00% marker on the horizontal axis) would result in a hypothetical redemption amount of less than 100.00% of the face amount of your notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.  On the other hand, any hypothetical index level that is greater than the initial index level (the section right of the 100.00% marker on the horizontal axis) would result in a hypothetical redemption amount that is greater than 100.00% of the face amount of your notes on a leveraged basis (the section above the 100.00% marker on the vertical axis).  The chart also shows that any hypothetical final index level (expressed as a percentage of the initial index level) of greater than 110.95% (the section right of the 110.95% marker on the horizontal axis) would result in a capped return on your investment.

No one can predict the final index level.  The actual amount that a holder of the notes will receive on the maturity date and the actual return on your investment in the notes, if any, will depend on the actual final index level, which will be determined by the calculation agent as described below.  Moreover, the assumptions on which the hypothetical table and chart are based may turn out to be inaccurate.  Consequently, the return on your investment in the notes, if any, and the actual redemption amount to be paid in respect of the notes on the maturity date may be very different from the information reflected in the table and chart above.

RISK FACTORS

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the index.  The notes are a riskier investment than ordinary debt securities.  You should carefully read the risk factors described in this pricing supplement and the risks described in “Risk Factors” beginning on page S-1 of the prospectus supplement and page 6 of the prospectus.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of the Notes on the Trade Date (as Determined by Reference to Pricing Models Used by the Dealer) Is Significantly Less than the Issue Price.

The price at which Goldman, Sachs & Co. (the “dealer”) would initially buy or sell notes (if the dealer makes a market) and the value that the dealer will initially use for account statements and otherwise will significantly exceed the value of the notes using such pricing models.  The amount of the excess will decline on a straight line basis over the period from the trade date through November 4, 2011.  After that date, the price at which the dealer would buy or sell the notes will reflect the value determined by reference to the pricing models, plus the dealer’s customary bid and ask spread.

In addition to the factors discussed above, the value or quoted price of the notes at any time will reflect many factors and cannot be predicted.  In particular, an increase of the yield spread between our securities and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market.  In addition, even if our creditworthiness does not decline, the value of the notes on the trade date is significantly less than the issue price, taking into account our credit spreads on that date.  If the dealer makes a market in the notes, the price quoted by the dealer would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of the notes that the dealer will use for account statements or otherwise) could be higher or lower than the issue price, and may be higher or lower than the value of the notes as determined by reference to pricing models used by the dealer.

If at any time a third party dealer quotes a price to purchase the notes or otherwise values the notes, that price may be significantly different (higher or lower) than any price quoted by the dealer.  You should read “The Market Value of the Notes May Be Influenced by Many Unpredictable Factors” below.

Furthermore, if you sell any of the notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that the dealer, or any other party, will be willing to purchase the notes.  In this regard, the dealer is not obligated to make a market in the notes.  See “The Notes May Not Have an Active Trading Market” below.

You May Lose Your Entire Investment in the Notes.

The principal amount of your investment is not protected and you may lose a significant amount, or even all of your investment in the notes.  The redemption amount, if any, will depend on the performance of the index and the level of the index from the trade date to the valuation date, and you may receive significantly less than the principal amount of the notes.  Subject to our credit risk, you will receive at least the principal amount of the notes at maturity only if the final index level is greater than or equal to the initial index level.  If the final index level is less than the initial index level, you could lose a substantial portion, and perhaps all, of your investment in the notes.

In addition, if the notes are not held until the maturity date, assuming no changes in market conditions or to our creditworthiness and other relevant factors, the price you may receive for the notes may be significantly less than the price that you paid for them.

The Notes Do Not Bear Interest.

You will not receive any interest payments on the notes.  Even if the amount payable on the notes on the maturity date exceeds the face amount of the notes, the overall return you earn on the notes may be less than you would otherwise have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited.

Your ability to participate in any change in the value of the index over the life of your notes will be limited because of the cap level, which is 110.95% of the initial index level. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the index may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than your return had you invested directly in the index.

Payment of the Redemption Amount Is Subject to Our Credit Risk, and Any Decline in Our Credit Rating May Affect the Market Value of the Notes.

An investment in the notes is subject to our credit risk.  Our credit rating is an assessment of our ability to pay our obligations, including those on the notes.  Consequently, actual or anticipated declines in our credit rating may affect the market value of the notes.

The Redemption Amount Is Not Linked to the Level of the Index at Any Time Other Than the Valuation Date.

The redemption amount will be based on the final index level (subject to adjustments as described below).  Therefore, for example, if the closing levels of the index decreased precipitously on the valuation date, the redemption amount may be significantly less than it would otherwise have been had the redemption amount been linked to the closing levels of the index prior to that decrease.  Although the actual level of the index on the maturity date or at other times during the term of the notes may be higher than the final index level, you will not benefit from the closing levels of the index at any time other than the valuation date.

The Notes May Not Have an Active Trading Market.

The notes will not be listed on any securities exchange.  The dealer intends to offer to purchase the notes in the secondary market, but is not required to do so.  The dealer or any of its affiliates may stop any market-making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to easily trade or sell the notes.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which the dealer is willing to buy the notes.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

If you sell your notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors.

The following factors, among others, many of which are beyond our control, may influence the market value of your notes:

•	the level of the index;

•	the volatility—i.e., the frequency and magnitude of changes—of the level of the index;

•	the dividend rates of the index stocks;

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the index stocks;

•	interest and yield rates in the market;

•	the time remaining until the notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes.

If the Level or Price of the Index or the Index Stocks Changes, the Market Value of the Notes May Not Change in the Same Manner.

The notes may trade quite differently from the performance of the index or the index stocks.  Changes in the level or price, as applicable, of the index or the index stocks may not result in a comparable change in the market value of the notes.  Some of the reasons for this disparity are discussed under “Many Economic and Market Factors Will Impact the Market Value of the Notes” below.

The Return on the Notes Will Not Reflect Any Dividends Paid on the Index Stocks.

MSCI calculates the levels of the index by reference to the prices of the index stocks without taking account of the value of dividends paid on those index stocks.  Therefore, the return on the notes will not reflect the return you would realize if you actually owned the index stocks and received the dividends paid on those index stocks.

You Have No Shareholder Rights or Rights to Receive Any Stock.

Investing in the notes will not make you a holder of any of the index stocks.  Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to those stocks.  The notes will be paid in cash to the extent any amount is payable at maturity, and you will have no right to receive delivery of any of the index stocks.

An Investment in the Notes Is Subject to Risks Associated with Foreign Securities Markets.

The index tracks the value of certain foreign equity securities.  The index consists of twenty-two developed equity market country indices, which are in turn comprised of the stocks traded in the equity markets of such countries.  You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks.  The foreign securities markets comprising the index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets.  Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets.  Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions.  These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region.  Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Notes Are Linked to the Index, and Are Therefore Subject to Foreign Currency Exchange Rate Risk.

Because the redemption amount will be calculated based on the index, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies represented in the index.  An investor’s net exposure will depend on the extent to which the currencies represented in the index strengthen or weaken against the U.S. dollar and the relative weight of each relevant currency represented in the overall index.  If, taking into account such weight, the dollar strengthens against such currencies, the level of the index will be adversely affected and the amount payable, if any, at maturity of the notes may be reduced.

Foreign currency exchange rates vary over time, and may vary considerably during the life of the notes.  Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions.

Of particular importance are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments;

•	the extent of governmental surpluses or deficits in the relevant countries; and

•	other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the various component countries and the United States and other countries important to international trade and finance.

Trading and Other Transactions by Us, the Dealer or Any of Our Affiliates or the Dealer’s Affiliates in Instruments Linked to the Index May Impair the Value of the Notes.

The dealer or one or more of its affiliates has hedged or expects to hedge its obligations under the hedging transaction that it or its affiliates may enter into with us by purchasing futures and/or other instruments linked to the index.  The dealer or one or more of its affiliates also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the index or one or more of the index stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the valuation date.  We, the dealer, or one or more of our or its respective affiliates may also enter into, adjust and unwind hedging transactions relating to other basket- or index-linked notes whose returns are linked to changes in the level or price of the index or the index stocks.  Any of these hedging activities may adversely affect the level of the index—directly or indirectly by affecting the price of the index stocks—and therefore the market value of the notes and the amount you will receive, if any, on the notes.  It is possible that we, the dealer, or one or more of our or its respective affiliates could receive substantial returns with respect to these hedging activities while the value of the notes may decline.

We, the dealer, or one or more of our or its respective affiliates may also engage in trading in one or more of the index stocks or instruments whose returns are linked to the index or the index stocks for our or their proprietary accounts, for other accounts under our or their management or to facilitate transactions, including block transactions, on behalf of customers.  Any of these activities by us, the dealer, or one or more of our or its respective affiliates could adversely affect the level of the index—directly or indirectly by affecting the price of the index stocks—and therefore, the market value of the notes and the amount you will receive, if any, on the notes at maturity.  We, the dealer, or one or more of our or its respective affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked to changes in the level or price, as applicable, of the index or one or more of the index stocks.  By introducing competing products into the marketplace in this manner, we, the dealer, or one or more of our or its respective affiliates could adversely affect the market value of the notes and the amount you will receive, if any, on the notes at maturity.

Our Business Activities, the Business Activities of the Dealer or the Business Activities of One or More of Our Affiliates or the Dealer’s Affiliates May Create Conflicts of Interest.

As noted above, we, the dealer, or one or more of our or its respective affiliates expect to engage in trading activities related to the index and in the index stocks that are not for your account or on your behalf.  These trading activities may present a conflict between your interest in the notes and the interests that we, the dealer or one or more of our affiliates or the dealer’s affiliates will have in proprietary accounts, in facilitating transactions, including block trades, for customers and in accounts under our or their management.  These trading activities, if they influence the level or price, as applicable, of the index or the index stocks, could be adverse to your interests as a beneficial owner of the notes.  We, the dealer, or one or more of our or its respective affiliates may, at present or in the future, engage in business with MSCI and the issuers of the index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies.  These services could include merger and acquisition advisory services.  These activities may present a conflict between our obligations, or those of the dealer or our or its respective affiliates and your interests as a beneficial owner of the notes.  Moreover, we, the dealer, or one or more of our or its respective affiliates have published and, in the future, expect to publish research reports with respect to the index, some or all of the issuers of the index stocks, and some or all of the component indices underlying the index.  Any of these activities by any of us, the dealer, or one or more of our or its respective affiliates may affect the level or price, as applicable, of the index or the index stocks and, therefore, the market value of the notes and the amount you will receive, if any, on the notes at maturity.

Past Index Performance Is No Guide to Future Performance.

The actual performance of the index over the term of the notes may bear little relation to the historical levels of the index.  Likewise, the amount payable at maturity may bear little relationship to the hypothetical return table or chart set forth elsewhere in this pricing supplement.  We cannot predict the future performance of the index.

As the Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Amount You Receive, if Any, at Maturity.

As the calculation agent for the notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect the notes, including determining the final index level on the valuation date, which will be used to determine the redemption amount at maturity, and determining whether to postpone the valuation date because of a market disruption event or because that day is not a trading day.  The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the index, as described below in the section “Description of the Notes—Unavailability of the Level of the Index on the Valuation Date.”  The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of the notes and may create a conflict of interest between you and Goldman, Sachs & Co.  For a description of market disruption events as well as the consequences of the market disruption events, see the section below entitled “Description of the Notes—Market Disruption Events.”

The Policies of MSCI and Changes that Affect the Index, the Applicable Component Indices of the Index or the Index Stocks Could Affect the Amount Payable on the Notes, if Any, and Their Market Value.

The policies of MSCI concerning the calculation of the levels of the index, additions, deletions or substitutions of the applicable component indices of the index or the index stocks and the manner in which changes affecting such index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the level of the index, could affect the levels of the index and, therefore, the amount payable on the notes, if any, at maturity and the market value of the notes prior to maturity.  The amount payable on the notes, if any, and their market value could also be affected if MSCI changes these policies, for example, by changing the manner in which it calculates the level of the index, or if MSCI discontinues or suspends calculation or publication of the level of the index, in which case it may become difficult to determine the market value of the notes.  If events such as these occur, the calculation agent will determine the amount payable, if any, at maturity as described herein.

The Calculation Agent Can Postpone the Valuation Date for the Notes if a Market Disruption Event or a Non-Trading Day with Respect to the Index Occurs.

If the calculation agent determines that, on a day that would otherwise be the valuation date, a market disruption event with respect to the index has occurred or is continuing or if such date is not a trading day for the index, the valuation date will be postponed until the first following trading day on which no market disruption event occurs or is continuing, although the valuation date will not be postponed by more than five scheduled business days.  Moreover, if the valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the valuation date, and the calculation agent will determine the applicable index level that must be used to determine the redemption amount.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Index.

In the ordinary course of business, we, the dealer, our affiliates and the dealer’s affiliates may have expressed views on expected movements in the index or the index stocks, and may do so in the future.  These views or reports may be communicated to our clients and clients of our respective affiliates.  However, these views are subject to change from time to time.  Moreover, other professionals who transact business in markets relating to the index or the index stocks may at any time have significantly different views from those of these entities.  For these reasons, you are encouraged to derive information concerning the index or the index stocks from multiple sources, and you should not rely solely on views expressed by us, the dealer, or our or its affiliates.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price.

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the trade date but prior to the issue date.  The price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid.

The Notes Are a Speculative Investment.

The notes are speculative in nature and involve a high degree of risk.  The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment.  Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of your particular circumstances.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

On December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.  Similarly, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as the notes after the bill was enacted to accrue interest income on a current basis.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

Please read carefully the section entitled “U.S. Federal Income Tax Consequences” in this pricing supplement, the section “Tax Consequences” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

The notes will be denominated in U.S. dollars.  If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or returns of your investment.

This pricing supplement contains a general description of certain U.S. and Canadian tax considerations relating to the notes.  If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes.

Certain Considerations for Insurance Companies and Employee Benefit Plans.

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes.  This is discussed in more detail under “Employee Retirement Income Security Act” below.

DESCRIPTION OF THE NOTES

In addition to the terms described in the “Summary” section above, the following general terms will apply to the notes.

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series D” that will be issued under our indenture, as amended and supplemented from time to time.  The indenture is described more fully in the accompanying prospectus and prospectus supplement.  The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes We May Offer” in the prospectus supplement and “Description of Debt Securities” in the prospectus.

The aggregate principal amount of the notes is $13,745,000.  The notes are issued in denominations of whole units, and each unit will have a face amount of $1,000.  You may transfer notes only in whole units.  The notes will mature on November 7, 2012, subject to adjustment.

We will not pay interest on the notes.

Specified Currency

Payments on the notes will be made in U.S. dollars (“$”).

Form and Denomination

The notes will be issued only in global form through DTC, and the provisions described in this pricing supplement will be incorporated by reference into a master note.  The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

No Listing

The notes will not be listed on any securities exchange.

Defeasance, Default Amount, Other Terms

Neither full defeasance nor covenant defeasance will apply to your notes.  The following will apply to your notes:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “—Default Amount on Acceleration” below;

•	a business day for your notes will have the meaning described under “—Special Calculation Provisions—Business Day” below; and

•	a trading day for your notes will have the meaning described under “—Special Calculation Provisions—Trading Day” below.

Please note that the information about the issuance, issue date, issue price, discounts or commissions and net proceeds to Royal Bank of Canada relates only to the initial issuance and sale of your notes.  If you have purchased your notes in a market-making transaction after the initial issuance and sale, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

Payment at Maturity

At maturity, subject to our credit risk as issuer of the notes, we will pay you an amount in cash equal to the redemption amount.  To determine the redemption amount, we will first calculate the percentage increase or decrease in the index, which we refer to as the “index return.”

The index return will be determined as follows:

The initial index level is 1,635.28.

The final index level will be the closing level of the index on the valuation date, as determined by the calculation agent.  The closing level of the index will be the official closing level of the index published by MSCI at the regular weekday close of trading on the relevant exchanges for the index.

The redemption amount at maturity for each $1,000 face amount of the notes will be determined as follows:

•	If the final index level is greater than or equal to the cap level, you will receive the maximum settlement amount.

•
If the final index level is greater than the initial index level but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the index return.

•
If the final index level is less than or equal to the initial index, the sum of: (1) the $1,000 face amount plus (2) the $1,000 face amount times the index return.  If the final index level is less than the initial index level, the redemption amount will be less than the principal amount you invested in the notes, and you will lose some or all of your investment in the notes.

The cap level is 110.95% of the initial index level.

The maximum settlement amount is $1,328.50 each $1,000 of the face amount.

Maturity Date

The maturity date is November 7, 2012 (subject to adjustment), unless that day is not a business day, in which case the maturity date will be the next following business day.  The maturity date may be postponed under the circumstances described under “—Market Disruption Events.”

  Valuation Date

The valuation date is October 31, 2012, subject to postponement (i) for up to five trading days if on such date a market disruption event occurs with respect to the index, as described in more detail below under “—Market Disruption Events” and (ii) if that date is not a trading day, to the next trading day immediately following the originally scheduled valuation date.

Unavailability of the Level of the Index on the Valuation Date

If MSCI discontinues publication of the index and MSCI or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued index (such successor or substitute index being referred to in this section as a “successor index”), then any subsequent index closing level will be determined by reference to the published level of that successor index at the regular weekday close of trading on the applicable valuation date.

Upon any selection by the calculation agent of a successor index, the calculation agent will provide written notice to the trustee of the selection, and the trustee will furnish written notice, to the extent the trustee is required to under the senior debt indenture, to each noteholder, or in the case of global notes, the depositary, as holder of the global notes.

If a successor index is selected by the calculation agent, that successor index will be used as a substitute for the index for all purposes, including for purposes of determining whether a market disruption event exists with respect to that index.

If MSCI discontinues publication of the index prior to, and that discontinuance is continuing on, the valuation date and the calculation agent determines, in its sole discretion, that no successor index is available at that time, then the calculation agent will determine the level of the index for the valuation date in accordance with the formula for and method of calculating the index last in effect prior to the discontinuance, without rebalancing or substitution, using the closing level (or, if trading in the index stocks have been materially suspended or materially limited, its good faith estimate of the closing level that would have prevailed but for that suspension or limitation) at the close of the principal trading session of the relevant exchange on that date of each index stock.  Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of your notes.

If at any time the method of calculating a closing level for the index or a successor index is changed in a material respect, or if the index is in any other way modified so that the index does not, in the opinion of the calculation agent, fairly represent the level of the index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York City on the valuation date, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of an index comparable to that index as if those changes or modifications had not been made.  Accordingly, if the method of calculating the index is modified so that the value of that index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the calculation agent will adjust the index in order to arrive at a value of that index as if it had not been modified (e.g., as if such split had not occurred).

Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of your notes.

Market Disruption Events

If a market disruption event occurs or is continuing on the valuation date, the final index level will equal the closing level of the index on the first trading day following the valuation date on which the calculation agent determines that a market disruption event is not continuing.  If a market disruption event occurs or is continuing on each trading day to and including the fifth trading day following the valuation date, the final index level will be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered commercially reasonable under the circumstances) by the calculation agent on that fifth trading day, regardless of the occurrence or continuation of a market disruption event on that day.  In such an event, the calculation agent will make a good faith estimate in its sole discretion of the final index level that would have prevailed in the absence of the market disruption event.  If the valuation date is postponed in this manner, the maturity date of the notes will be postponed by the same number of business day(s) from but excluding the originally scheduled valuation date to and including the postponed valuation date.

Any of the following will be a market disruption event with respect to the index:

•
a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•
a suspension, absence or material limitation of trading in option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•
index stocks constituting 20% or more, by weight, of the index, or option or futures contracts relating to the index, or to index stocks constituting 20% or more, by weight, of the index, if available, do not trade on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of Royal Bank of Canada or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the notes.  For more information about hedging by Royal Bank of Canada and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events with respect to the index:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index or to any index stock.

For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to the index or to any index stock are traded will not include any time when that market is itself closed for trading under ordinary circumstances.  In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index or to any index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or

•	an imbalance of orders relating to that index stock or those contracts, or

•	a disparity in bid and ask quotes relating to that index stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

Payment of Additional Amounts

We will pay any amounts to be paid by us on the notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority.  At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the notes, we will pay such additional amounts (“additional amounts”) as may be necessary so that the net amounts received by each holder (including additional amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

However, no additional amounts will be payable with respect to a payment made to a holder of the notes, which we refer to as an “excluded holder,” in respect of a beneficial owner:

(i)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii)
which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder’s activity in connection with purchasing the notes, the holding of notes or the receipt of payments thereunder;

(iii)
which presents such note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such additional amounts on presenting a note for payment on the last day of such 30 day period); for this purpose, the “relevant date” in relation to any payments on any note means:

(a)   the due date for payment thereof, or

(b)   if the full amount of the monies payable on such date has not been received by the trustee on or prior to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the notes in accordance with the indenture; or

(iv)
who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For the avoidance of doubt, we will not have any obligation to pay any holders additional amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the notes at maturity.

We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  We will furnish to the trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the trustee.  We will indemnify and hold harmless each holder of notes (other than an excluded holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes, and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder’s net income or capital.

For additional information, see the section entitled “Canadian Tax Consequences” below.

Default Amount on Acceleration

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable on the notes upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable as described under the caption “—Payment at Maturity,” calculated as if the date of acceleration were the valuation date.

If the maturity of the notes is accelerated because of an event of default, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC, of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Manner of Payment and Delivery

Any payment on the notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City.  The payment at maturity will only be made when the notes are surrendered to the trustee at that office.  We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

The calculation agent will make all determinations regarding the level of the index, business days, trading days, market disruption events, the default amount, and the amount payable on your notes.  Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.  You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or confirmations by the calculation agent.

We have appointed Goldman, Sachs & Co. as the calculation agent for the notes.  We may change the calculation agent for your notes and the calculation agent may resign as calculation agent.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean any day, other than a Saturday or a Sunday, on which commercial banks are open for business in the city of New York, New York.

Trading Day

When we refer to a trading day with respect to the index, we mean a day on which (i) MSCI is open for business and (ii) the index is calculated and published by MSCI.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.”  We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

In anticipation of the sale of the notes, we, the dealer, and one or more of our affiliates and the affiliates of the dealer have hedged or expect to enter into hedging transactions involving purchases of securities included in or linked to the index and/or listed and/or over-the-counter derivative instruments linked to the index prior to or on the pricing date.  From time to time, we or they may enter into additional hedging transactions or unwind those we have entered into.  In this regard, we or they may:

•	acquire or dispose of the index stocks;

•	acquire or dispose of long or short positions in listed or over-the-counter derivative instruments based on the level of the index or the index stocks; or

•	any combination of the above two.

We, the dealer, and one or more of our affiliates and the affiliates of the dealer may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those similar securities.

We, the dealer, and one or more of our affiliates and the affiliates of the dealer may close out our or their hedge on or before the valuation date.  That step may involve sales or purchases of the index stocks or over-the-counter derivative instruments linked to the index or the index stocks.

The hedging activity discussed above may adversely affect the market value of the notes from time to time.  See “Risk Factors—Trading and Other Transactions by Us, the Dealer or Any of Our Affiliates or the Dealer’s Affiliates in Instruments Linked to the Index May Impair the Value of the Notes” and “—Our Business Activities, the Business Activities of the Dealer or the Business Activities of One or More of Our Affiliates or the Dealer’s Affiliates May Create Conflicts of Interest” in this pricing supplement for a discussion of these adverse effects.

THE MSCI EAFE INDEX

General

The index is the MSCI EAFE Index (Bloomberg ticker “MXEA”). All information contained in this pricing supplement regarding the index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. Additional information on the index is available on the MSCI Barra website: www.mscibarra.com. We are not incorporating by reference the website or any material included on that website in this pricing supplement. In this pricing supplement, unless the context requires otherwise, references to the index will include any successor index to the index and references to MSCI will include any successor thereto. The information reflects the policies of, and is subject to change by MSCI. MSCI has no obligation to continue to publish, and may discontinue publication of, the index. The consequences of MSCI discontinuing publication of the index are described in the section entitled “Description of the Notes—Unavailability of the Level of the Index on the Valuation Date” above.

The index is calculated and maintained by MSCI. Neither we nor Goldman, Sachs & Co. has participated in the preparation of such documents or made any due diligence inquiry with respect to the index or MSCI in connection with the offering of the notes. In connection with the offering of the notes, neither we nor Goldman, Sachs & Co. makes any representation that such publicly available information regarding the index or MSCI is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the offering of the notes (including events that would affect the accuracy or completeness of the publicly available information described in this pricing supplement) that would affect the value of the index or have been publicly disclosed. Subsequent disclosure of any such events could affect the value received at maturity and therefore the market value of the notes.

We, the dealer, or one or more of our or its respective affiliates may presently or from time to time engage in business with one or more of the issuers of the index stocks of the index without regard to your interests, including extending loans to or entering into loans with, or making equity investments in, one or more of such issuers or providing advisory services to one or more of such issuers, such as merger and acquisition advisory services. In the course of business, we, the dealer, or one or more of our or its respective affiliates may acquire non-public information about one or more of such issuers and none of us, the dealer, or one or more of our or its respective affiliates undertake to disclose any such information to you. In addition, we, the dealer, or one or more of our or its respective affiliates from time to time have published and in the future may publish research reports with respect to such issuers. These research reports may or may not recommend that investors buy or hold the securities of such issuers. As a prospective purchaser of the notes, you should undertake an independent investigation of the index or of the issuers of the index stocks to the extent required, in your judgment, to allow you to make an informed decision with respect to an investment in the notes.

Description of the Index

The MSCI EAFE Index

The index is intended to measure equity market performance in developed market countries, excluding the U.S. and Canada. The index is a free float-adjusted market capitalization equity index with a base date of December 31, 1969 and an initial value of 100. The index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. As of November 3, 2010, the index consisted of companies from the following 22 developed countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The index is comprised of companies in both the Large Cap Index and Mid Cap Index, as discussed in the section “—Defining Market Capitalization Size Segments for Each Market” below.

The index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

Constructing the MSCI Global Investable Market Indices. MSCI undertakes an index construction process, which involves:

•	defining the equity universe;

•	determining the market investable equity universe for each market;

•	determining market capitalization size segments for each market;

•	applying index continuity rules for the MSCI Standard Index;

•	creating style segments within each size segment within each market; and

•	classifying securities under the Global Industry Classification Standard (the “GICS”).

Defining the Equity Universe. The equity universe is defined by:

•
Identifying Eligible Equity Securities: the equity universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets (“DM”) or Emerging Markets (“EM”). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the equity universe. Real Estate Investment Trusts (“REITs”) in some countries and certain income trusts in Canada are also eligible for inclusion.

•	Classifying Eligible Securities into the Appropriate Country: each company and its securities (i.e., share classes) are classified in only one country.

Determining the Market Investable Equity Universes. A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the global investable market indices methodology.

The investability screens used to determine the investable equity universe in each market are as follows:

•
Equity Universe Minimum Size Requirement: this investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization.

•
Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

•
DM Minimum Liquidity Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity. The twelve-month and three-month Annual Traded Value Ratio (“ATVR”), a measure that screens out extreme daily trading volumes and takes into account the free float-adjusted market capitalization size of securities, together with the three-month frequency of trading are used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% of three- and twelve-month ATVR and 90% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of a DM.

•
Global Minimum Foreign Inclusion Factor Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security’s Foreign Inclusion Factor (“FIF”) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe.

•
Minimum Length of Trading Requirement: this investability screen is applied at the individual security level. For an initial public offering (“IPO”) to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a semi-annual index review (as described below). This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market. Once a market investable equity universe is defined, it is segmented into the following size-based indices:

•	Investable Market Index (Large + Mid + Small);

•	Standard Index (Large + Mid);

•	Large Cap Index;

•	Mid Cap Index; or

•	Small Cap Index.

Creating the size segment indices in each market involves the following steps:

•	defining the market coverage target range for each size segment;

•	determining the global minimum size range for each size segment;

•	determining the market size-segment cutoffs and associated segment number of companies;

•	assigning companies to the size segments; and

•	applying final size-segment investability requirements.

Index Continuity Rules for the Standard Indices. In order to achieve index continuity, as well as to provide some basic level of diversification within a market index, and notwithstanding the effect of other index construction rules described in this section, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

Index Maintenance

The MSCI global investable market indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, index stability, and low index turnover. In particular, index maintenance involves:

(i)    Semi-Annual Index Reviews (“SAIRs”) in May and November of the Size Segment and Global Value and Growth Indices which include:

•	updating the indices on the basis of a fully refreshed equity universe;

•	taking buffer rules into consideration for migration of securities across size and style segments; and

•	updating FIFs and Number of Shares (“NOS”).

(ii)   Quarterly Index Reviews (“QIRs”) in February and August of the Size Segment Indices aimed at:

•	including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;

•	allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and

•	reflecting the impact of significant market events on FIFs and updating NOS.

(iii)  Ongoing Event-Related Changes: changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

Neither we nor any of our affiliates, including the selling agents, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the index or any successor to the index.

License Agreement with MSCI

We have entered into a non-exclusive license agreement with MSCI providing for the license to us and certain of our affiliates, in exchange for a fee, of the right to use the MSCI EAFE Index in connection with securities, including the notes. The MSCI EAFE Index is owned and published by MSCI.

The license agreement between MSCI and us provides that the following language must be set forth in this pricing supplement:

The notes are not sponsored, endorsed, sold or promoted by MSCI or any affiliate of MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes or the ability of the MSCI EAFE Index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the MSCI EAFE Index, which is determined, composed and calculated by MSCI without regard to the notes or Royal Bank of Canada. MSCI has no obligation to take the needs of Royal Bank of Canada or the owners of this note into consideration in determining, composing or calculating the MSCI EAFE Index. MSCI is not responsible for and has not participated in the determination of the timing of, pricing at or quantities of this note or in the determination or calculation of the equation by which this note is redeemable for cash. Neither MSCI nor any other party has any obligation or liability to owners of the notes in connection with the administration, marketing or trading of the notes.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI EAFE INDEX FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE MSCI EAFE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, OWNERS OF THE PRODUCTS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE MSCI EAFE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. FURTHER, NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE MSCI EAFE INDEX AND ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH THE MSCI EAFE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of the notes, or any other person or entity, should use or refer to MSCI’s trade name, trade mark or service mark rights to the designations “Morgan Stanley Capital International®,” “MSCI®,” “Morgan Stanley Capital International Perspective®,” to sponsor, endorse, market or promote the notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim affiliation with MSCI without the prior written permission of MSCI.

Historical Performance of the Index

The closing levels of the MSCI EAFE Index have fluctuated in the past and may experience significant fluctuations in the future.  Any historical upward or downward trend in the closing levels of the MSCI EAFE Index during any period shown below is not an indication that the MSCI EAFE Index is more or less likely to increase or decrease at any time during the term of the notes.  Historical levels of the MSCI EAFE Index can be found on MSCI’s website at http://www.mscibarra.com/products/indices/international_equity_indices/performance.html.

During the period from January 1, 2007 through November 3, 2010, there were 481 24-month periods, the first of which began on January 1, 2007 and the last of which ended on November 3, 2010. In 463 of these periods, the closing level of the MSCI EAFE Index on the final date of such period had decreased to a level less than 100% of its level on the initial date of the period. Therefore, during approximately 96.26% of such 24-month periods, if you had owned securities with terms similar to the notes, you may have received less than the face amount of such securities at maturity. (We calculated these figures using fixed 24-month periods, and did not take into account holidays or non-business days.)

The historical levels of the MSCI EAFE Index are provided for informational purposes only.  You should not take the historical levels of the MSCI EAFE Index as an indication of its future performance.  We cannot give you any assurance that the future performance of MSCI EAFE Index or the index stocks will result in your receiving an amount greater than the outstanding face amount of the notes at maturity.  None of us, Goldman, Sachs & Co., or our or their respective affiliates makes any representation to you as to the performance of the MSCI EAFE Index.  Moreover, in light of current market conditions, the trends reflected in the historical performance of the MSCI EAFE Index may be less likely to be indicative of the performance of the MSCI EAFE Index over the term of the notes than would otherwise have been the case.  The actual performance of the MSCI EAFE Index over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical levels or prices shown below.

The following table sets forth the high and low closing and period-end levels of the MSCI EAFE Index, as reported by Bloomberg, for each of the four calendar quarters in 2007, 2008, 2009 and 2010 (through November 3, 2010).  We obtained the closing levels of the index listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the MSCI EAFE Index

	High	Low	Last
2007
Quarter ended March 31	1,459.68	1,374.12	1,420.86
Quarter ended June 30	1,539.18	1,424.55	1,503.35
Quarter ended September 30	1,553.08	1,406.70	1,526.75
Quarter ended December 31	1,565.15	1,407.22	1,468.36
2008
Quarter ended March 31	1,447.16	1,273.37	1,322.70
Quarter ended June 30	1,426.63	1,278.38	1,280.00
Quarter ended September 30	1,305.32	1,106.39	1,166.36
Quarter ended December 31	1,161.06	752.44	903.25
2009
Quarter ended March 31	934.70	676.53	797.87
Quarter ended June 30	946.21	811.08	919.32
Quarter ended September 30	1,071.66	879.13	1,057.08
Quarter ended December 31	1,127.78	1,025.21	1,115.10
2010
Quarter ended March 31	1,174.17	1,056.74	1,169.43
Quarter ended June 30	1,217.28	1,030.71	1,030.71
Quarter ended September 30	1,570.36	1,337.85	1,561.01
Quarter ending December 31 (through November 3, 2010)	1,641.29	1,555.90	1,627.93

SUPPLEMENTAL PLAN OF DISTRIBUTION

Royal Bank of Canada has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from Royal Bank of Canada, the principal amount of the notes specified, at the price specified, on the cover page of this pricing supplement.  Goldman, Sachs & Co. intends to resell each note it purchases at the price to the public set forth on the cover page of this pricing supplement.  In the future, Goldman, Sachs & Co. or one of its affiliates, may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.  For more information about the plan of distribution, the distribution agreement and possible market-making activities, see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

We will deliver the notes against payment therefor in New York, New York on November 10, 2010.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

CANADIAN TAX CONSEQUENCES

An investor should read carefully the description of material Canadian federal income tax considerations relevant to a Non-resident Holder owning debt securities under “Tax Consequences—Canadian Taxation” in the accompanying prospectus.

In the opinion of Ogilvy Renault LLP, our Canadian tax counsel, interest (including amounts deemed for purposes of the Income Tax Act (Canada) (“ITA”) to be interest) on the notes that is paid or credited or deemed for purposes of the ITA to be paid or credited by us will not be subject to Canadian non-resident withholding tax, except in the circumstances described under “Tax Consequences—Canadian Taxation” in the accompanying prospectus.  If the index could be viewed as a proxy for the profit of Royal Bank of Canada, any interest paid or credited or deemed to be paid or credited on a note may be subject to Canadian non-resident withholding tax.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general description of certain U.S. tax considerations relating to the notes.  It does not purport to be a complete analysis of all tax considerations relating to the notes.  Prospective purchasers of the notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the notes and receiving payments of interest, principal and/or other amounts under the notes.  This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement.  This section applies to you only if you hold your notes as capital assets for tax purposes, and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.  In addition, except for the discussions under the heading “Recently Enacted Legislation” and “Non-U.S. Holders” below, this section does not apply to you if you are not a U.S. holder (as defined in the accompanying prospectus).

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN.  BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In the opinion of our special U.S. tax counsel, Sullivan & Cromwell LLP, a note with terms described in this pricing supplement should be treated as a pre-paid cash-settled derivative contract in respect of the index for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization.  If the notes are so treated, a holder should generally recognize capital gain or loss upon the sale or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time and the holder’s tax basis in the notes.  In general, a holder’s tax basis in the notes will be equal to the price the holder paid for the notes.  Capital gain recognized by a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less.  The deductibility of capital losses is subject to limitations.  The holding period for notes of a holder who acquires the notes upon issuance will generally begin on the date after the issue date (i.e., the settlement date) of the notes.  A holder’s holding period will generally include the maturity date.

Alternative Treatments.  Alternative tax treatments would also be possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate.  For example, it would also be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument subject to the special tax rules governing contingent payment debt instruments.  If the notes are so treated, a holder would generally be required to accrue interest currently over the term of the notes even though that holder will not receive any payments from us prior to maturity.  In addition, any gain a holder might recognize upon the sale or maturity of the notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the notes, and thereafter would be capital loss.

It is also possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in tax consequences that could affect the timing and the character of the income or loss with respect to the notes.  For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the maturity of the notes should be treated as ordinary gain or loss, or that a holder should be required to accrue interest over the term of the notes.

On December 7, 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the notes.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.  Royal Bank of Canada intends to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in this pricing supplement unless and until such time as the Treasury and Internal Revenue Service determine that some other treatment is more appropriate.  Similarly, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as the notes after the bill was enacted to accrue interest income on a current basis.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

Recently Enacted Legislation.  Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include the notes), but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the notes.

Backup Withholding and Information Reporting.  Please see the discussion under “Tax Consequences—United States Taxation—Information Reporting and Backup Withholding” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.  Notwithstanding such discussion, pursuant to recently enacted legislation, payments on the notes made to corporate U.S. Holders after December 31, 2011 may be subject to information reporting and backup withholding.

Non-U.S. Holders. In general, a holder that is not a U.S. holder or a partnership will generally not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes, provided that (i) the holder complies with any applicable certification requirements, (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the notes.  However, a non-U.S. holder is generally subject to applicable information reporting requirements and payments made on the notes may be subject to backup withholding unless the holder complies with certain certification and identification requirements as to the holder’s foreign status.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of such instruments might constitute a “prohibited transaction.”

Royal Bank of Canada and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans by reason of, for example, Royal Bank of Canada (or its affiliate) providing services to such plans.  Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue Code), which we call collectively “Plans”, and with respect to which Royal Bank of Canada or any of its affiliates is a “party in interest” or a “disqualified person”, unless those notes are acquired under an exemption for transactions effected on behalf of that Plan by a “qualified professional asset manager” or an “in-house asset manager”, for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption.  Section 408(b) (17) provides an additional exemption for the purchase and sale of securities and related lending transactions where neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and the Plan pays no more than “adequate consideration” in connection with the transaction.  The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA.  The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise of the notes will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither Royal Bank of Canada nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or any exercise related thereto or as a result of any exercise by Royal Bank of Canada or any of its affiliates of any rights in connection with the notes, and no advice provided by Royal Bank of Canada or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.